First Corporation

15995 S.W. 13th Street

Pembroke Pines, FL  33027

July 28, 2006

United States Securities

And Exchange Commission

Attention:

Susann Reilly

Roger Baer

Raj Ragan

John Reynolds

Re:

First Corporation

                       Registration Statement on Form SB-2/A

                          File No. 333-122094

Dear Ms. Reilly, Mr. Baer, Mr. Ragan and Mr. Reynolds:

Enclosed are three clean and three redlined courtesy copies of Amendment Number 4 to First Corporation Registration Statement on Form SB-2/A.  Also, below are the responses to your comments on June 22, 2006.

General

1.

Please include a marked copy showing changes made from the prior amendment when you file future amendments.

We have noted your comment and will file a marked copy showing changes made from the prior amendment.

Registration Fee Table

2.

We note the increase in the common stock being registered in this offering. Please revise the calculation of the fee table in light of the increase in the common stock being offered.

We have noted your comment and have revised the registration fee table.

The Offering, page 1

3.

Please add back the summary offering information, such as the minimum and maximum for the company offering, the amount of common stock currently outstanding, etc.

We have noted your comment and have revised the disclosure to include the summary offering information.

Summary Financial Information, page 2

4.

Please revise to include the balance sheet data for the year ended September 30, 2005 and operating data for the years ended September 30, 2005 and 2004. In addition, it appears that the operating expenses since inception to March 31, 2006 should be revised to $47,373. Please ensure that the financial data reported is consistent with the financial statements presented.

We have noted your comment and have revised the disclosure.

Risk Factors, page 2

5.

Clarify the minimal amount that you spent to re-stake the claims and avoid the minimum assessment by the government. Disclose who re-staked the claim.

We have noted your comment and have revised the disclosure to include the information above.

6.

We note the removal of the disclosure from risk factor seven regarding the access to the mineral claims being restricted to the period between May and October. Please revise the disclosure to clarify whether the mineral claims are now accessible throughout the year. If they are, please explain the reason for including a risk factor about limited access to your mineral claims when you appear to have access year-round.

We have noted your comment and have revised the disclosure as follows:

Our mineral claims are bisected by a fully improved provincial highway and are further accessible by a series of roads and trails that were left from past logging activity.  However, at all times we run the risk of heavy snows and/or extremely heavy rains that could wash out the highway, or make movement on the claims difficult or impossible.  If this should occur, it could delay the delay the positioning of proper equipment on the claims in the proper locations.  This could result in serious delays to our exploration.  We had previously assumed that access would be limited to May through October due to the Canadian north weather conditions.  However,  the paved highway, roads and trails running throughout our claims provide year round access to the claims, subject always to extreme weather conditions.

7.

We continue to note discrepancies in the number of shares of common stock being offered by the company. The prospectus cover page indicates a maximum of 2 million shares, Risk factor 15 refers to 1 million shares being offered by the company. Please revise the disclosure throughout the prospectus to clarify the amount being offered by the company.

We have noted your comment and have revised the disclosure to reflect the two million share offering.

Use  of Proceeds, page 7

8.

We reissue comment number thirteen from our letter dated January 17, 2006. Provide more specificity concerning the amount allocated to general working capital. Also, please ensure that the category contains only general working capital. For example, remove the "$96,300" listed in Table 2 on page 8 under "General Working Capital" and revise to include line items for phase two costs, since you have disclosed, on page 9, that it is for phase two, rather than general working capital.

We have noted your comment and have revised the disclosure to reflect phase two costs.

9.

We reissue comment number fifteen from our letter dated January 17, 2006. Please note that the fifth paragraph of this section, which paragraph begins "We do not anticipate compensating ...." is not consistent with the rest of the paragraph. Please disclose the names of the individuals that may receive compensation from the proceeds and state the amount allocated to each. Also, consider adding a line item for any compensation to be paid to officers and directors rather than including as part of general working capital.

We have noted your comment and have revised the disclosure to disclose the names of those receiving compensation and no other compensation to be paid to officers and directors.

10.

Please include in the above table the disclosure in this section regarding offering expenses which the officers might loan to the company. Clarify whether these loans will be repaid from offering expense. Also, clarify whether Ms. Cousineau's previous advance of $6,500 to re-stake your claims and cause a new geological report to be issued is included in the $30,000.

We have noted your comment and have revised the disclosure.

General Working Capital, page 10

11.

We reissue comment number sixteen from our letter dated January 17, 2006. Please revise the offering costs referred to in this section with the disclosure in part 11 of the registration statement.

We have noted your comment and have revised the disclosure regarding the offering costs.

Dilution, page 11

12.

Please update the disclosures in this section. Please ensure that the percentage of the consideration to be paid by the investors in this offering is correct.

We have noted your comment and have updated the disclosure.

13.

It appears to us that the net tangible book value per share presented under the scenarios after 33 1/3%, 75% and 100% of offering should be revised to $ .01, $ .01 and $ .02 respectively. Accordingly, dilution and other related disclosures need to be revised as appropriate. Please revise or demonstrate to us how your computations are appropriate.

We have noted your comment and have revised the disclosure table.

Selling Shareholders, page 13

14.

We note the increase in the common stock being registered for resale and the addition of Mr. Fong to the selling shareholders table. Please clarify when each selling shareholder purchased the shares being registered for resale. We may have further comment.

We have checked the previous filings and Mr. Fong appears in each one as a selling shareholder.

Plan of Distribution, page,16

15.

We reissue comment number twenty-two from our letter dated January 17, 2006. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. Also, please reconcile the statement that "our legal counsel has advised that our officers and directors contact investors receiving copies of our prospectus only in response to contact being initiated by a potential purchaser" with the statement that "Mr. Larsen and Ms. Cousineau intend to contact all the investors who received a copy of the registration statement to see if the investor wishes to participate in the offering." We may have further comment.

We have noted your comment and have revised the disclosure.

16.

We note the statement that if you are unable to sell the minimum in this offering that the costs of the offering would be covered by your officers and directors. Clarify whether they are legally obligated to provide such funding.

We have noted your comment and have revised the disclosure to indicate that there is no legal obligation.

Directors, Executive Officers. Promoters and Control Persons. page 22

17.

Disclose the price paid by Mr. Larsen for the shares purchased from Mr. Forst. Also, disclose the exemption relied upon in the resale of these securities and the facts supporting reliance upon the exemption.

We have noted your comment and have revised the disclosure regarding the price and exemption.

Organization Within the last Five Year, page 27

18.

It appears that Mr. Forst would still be considered a promoter of the company. We direct your attention to Item 405 of Regulation C for the definition of promoter. Please revise the disclosure accordingly.

We have noted your comment and have revised the disclosure as follows:

As Mr. Forst received $15,000 from First corporation (the amount he expended in securing our claims) and in addition to his share position, he should be considered a co-promoter of the registrant along with Mr. Larsen and Ms. Cousineau.

Description of Business. page 27

19.

Please explain the statement that the acquisition of the mineral claims was from Todd Larsen. The agreement was with Mr. Forst. Please explain or revise.

We have noted your comment and have revised the disclosure to indicate that the interests were transferred to the Company.

20.

Please add back the discussion of compliance with governmental regulation.

We have noted your comment and have revised the disclosure to add back this discussion.

Plan of operations, page 33

21.

We reissue comment number thirty-two from our letter dated January 17, 2006. Please provide a detailed discussion of the activities to be undertaken in phase one and those activities that will occur if you proceed to phase two.

We have noted your comment and have revised the disclosure to include a detailed discussion.

22. We reissue comment number forty-two of our letter dated January 17, 2006. Please ensure that you include time frames for each milestone in the phase, rather than just one time frame for the entire phase. Also, include estimated costs for each milestone in phase two and any following phases, as you have done in the "Use of Proceeds" section for phase one. In addition, include the anticipated sources of funding for the work you do following phases one and two.

We have noted your comment and have revised the disclosure to include the time frames.

23. Under "Phase Two," at the top of page 36, clarify whether or not you will limit yourself to "oil and gas exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. We may have further comment.

We have noted your comment and have revised the disclosure.

24. Please disclose in greater detail any additional work to be conducted as part of or after phase two. For example, we note the reference to drilling after phase two.

We have noted your comment and have revised the disclosure.

25.

Clarify whether the advances of up to $30,000 that may be issued to the company will include interest and whether there will be a fixed date of repayment.

We have noted your comment and have revised the disclosure.

Certain Relationships and Related Transactions, page 36

26.

Include Ms. Cousineau's $6,500 loan to the company, and any other officer/director loans in this section. Update the section as appropriate.

We have noted your comment and have revised the disclosure to discuss this loan.

Summary Compensation Table, page 39

27.

Please update to include the roost recent fiscal year, 2005. Also, include your prior CEO.

We have noted your comment and have updated the disclosure.

Balance Sheet

28.

You disclose on the face of the September 30, 2005 balance sheet that 1,151,000 shares of common stock are outstanding and also disclose in the statement of stockholders' equity that 11,510,000 shares are outstanding as of September 30, 2005. Please revise these two financial statements to be correct and consistent.

We have noted your comment and have revised the disclosure for consistency.

Statements of Operations and Cash Flows for the six months ended March 31, 2005, pages F-11 and F-12.

29.

Revise the interim statement of operations for the six months ended March 31, 2005 to include $15,000 of mineral acquisition expenses and $15,000 of services rendered by the Company's president. Revise the interim statements of cash flows to disclose these items as adjustments in the reconciliation of net loss and cash flows used in operations and the services rendered as noncash investing and financing activities and the acquisition of mineral claims as cash flows from investing activities. We note your disclosures in the notes to the financial statements that these transactions occurred in October 2004 yet we do not see them in the interim financial statements for the six months ended March 31, 2005.

We have noted your comment and have revised the disclosure

Note 5 —Related Party Transactions, page F-8

30.

You state here that mineral claims were acquired for $15,000 cash in October 2005, We presume this disclosure is incorrect based on the disclosures in Note 3 and in the annual financial statements that both indicate that this transaction occurred in September 2005. Please revise Note 5 to disclose the appropriate period in which this transaction occurred.

We have noted your comment and have revised the disclosure

31, You disclose here that 12,500,000 shares were issued to the Company's president for services rendered in October 2005. We presume this disclosure is incorrect based on the presentation of this transaction in the statements of operations and cash flows for the year ended September 30, 2005 and the disclosure in Note 4 indicating that the transaction occurred during October 2004. Please revise Note 5 to disclose the appropriate period in which this transaction occurred.

We have noted your comment and have revised the disclosure.

Consent

32.

The date of the audit report referenced in the consent (May 5, 2006) is not the same as the actual date of the audit report (April 7, 2006). Please advise your accountant to revise the consent.

We have noted your comment and have revised the disclosure as to the actual date.

33.

Please file a current consent in any amendment.

We have noted your comment and will file a current consent.

Part II

Item 26, Recent Sales of Unregistered Securities

34.

Please revise this section to make it clear, for each offering, which exemption from registration you are claiming and the facts you have relied upon to make the exemption available. Also, if you are claiming two different exemptions for one offering, please disclose the facts that you have relied upon for the availability each exemption.

We have noted your comment and have revised the disclosure

Signatures

35.

We note your response to comment number sixty-eight of our letter dated January 17, 2006. The controller or principal accounting officer must also sign the registration statement See Instruction 1 under "Signatures" to Form SB-2.

We have noted your comment and have revised the disclosure

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

First Corporation

/s/ Todd Larsen

________________

Todd Larsen